

January 19, 2012

Via E-mail
Jon R. Sabes
Chief Executive Officer
GWG Holdings, Inc.
220 South Sixth Street, Suite 1200
Minneapolis, Minnesota 55402

> **Re: GWG Holdings, Inc.**
> **Amendment No. 11 to Registration Statement on Form S-1**
> **Filed January 12, 2012**
> **File No. 333-174887**

Dear Mr. Sabes:

We have reviewed your response letter and amended registration statement each filed on January 12, 2012 and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Consolidated Financial Statements

1.   We note that you have concluded that a more appropriate approach is to expense the amount calculated as the fair value of the consideration in the exchange with Athena. Please revise your financial statements to label the interim September 30, 2011 financial information as restated and provide the disclosure required by ASC 250-10-50-7 to -11.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation

of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dana Hartz at (202) 551-3648 or Don Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Riegel at (202) 551-3575, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey Riedler
Assistant Director

cc: Paul D. Chestovich, Esq.
        Martin R. Rosenbaum, Esq.
        Maslon Edelman Borman & Brand, LLP
        3300 Wells Fargo Center
        Minneapolis, Minnesota 55402